

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 14, 2006

Joshua A. Sherbin, Esq.
General Counsel
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, MI 48304

> **Re: TriMas Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 18, 2006**
> **File No. 333-136263**

Dear Mr. Sherbin:

We have reviewed your letters dated November 21, November 29, and December 8, 2006 and have the following comments.

Financial Statements

Note 7 – Goodwill and Other Intangible Assets, page F-18

1. We have reviewed your response to prior comment one. Based upon the information you have provided to us, it appears the revised useful lives assigned to your customer-relationship intangible assets should be reflected as the correction of an accounting error rather than a change in estimate. Please restate your financial statements for all periods presented or provide us with additional information to support your assertion that it should be treated as a change in estimate.

2. Regarding your letter dated December 8, 2006, please submit an electronic version of your letter on EDGAR and include all the non-confidential information in that letter and redact the information subject to your Rule 83 request and mark the response letter using brackets or other clear markings to indicate the location of the omitted material.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Watkinson at (202) 551-3741 or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jonathan A. Schaffzin, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, NY 10005